Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

ETN and index data as of March 31, 2014

Description

The PowerShares DB Gold Double Long Exchange Traded Note
(Symbol: DGP), PowerShares DB Gold Short Exchange Traded
Note (Symbol: DGZ) and PowerShares DB Gold Double Short
Exchange Traded Note (Symbol: DZZ) (collectively, the
"PowerShares DB Gold ETNs") provide investors a way to take
a short or leveraged view on the performance of gold.

All of the PowerShares DB Gold ETNs are based on a total
return version of the Deutsche Bank Liquid Commodity Index
-- Optimum Yield Gold[] , which is intended to track the
long or short performance of a single unfunded gold futures
contract.

PowerShares DB Gold ETN and Index Data

Ticker symbols
Gold Double Long                            DGP
Gold Short                                  DGZ
Gold Double Short                           DZZ
Intraday indicative value symbols
Gold Double Long                          DGPIV
Gold Short                                DGZIV
Gold Double Short                         DZZIV
CUSIP symbols
Gold Double Long                      25154H749
Gold Short                            25154H731
Gold Double Short                     25154H756
Details
ETN price at initial listing             $25.00
Inception date                          2/27/08
Maturity date                           2/15/38
Yearly investor fee                       0.75%
Leveraged reset frequency               Monthly
Listing exchange                      NYSE Arca
Index symbol                             DGLDIX
Issuer
Deutsche Bank AG, London Branch
Long-term Unsecured Obligations

DGP      PowerShares DB Gold Double Long ETN
DGZ      PowerShares DB Gold Short ETN
DZZ      PowerShares DB Gold Double Short ETN

ETN and Index History (%)
                             1 Year      3 Year
ETN Repurchase Value(1)
Gold Double Long             -39.56      -13.21
Gold Short                   18.45        -0.52
Gold Double Short            35.51        -4.61
ETN Market Price(2)
Gold Double Long             -39.64      -13.04
Gold Short                   18.34        -0.58
Gold Double Short            35.31        -4.91
Index History
Deutsche Bank Liquid
   Commodity Index --
   Optimum Yield Gold        -19.96       -4.41
Comparative Indexes(3)
SandP 500                     21.86       14.66
Barclays U.S. Aggregate       -0.10        3.75

5 Year      10 Year      ETN Inception

  7.25           --              1.84
 -9.87           --             -8.31
-21.54           --            -19.38

  7.45           --              1.17
 -9.93           --             -8.00
-21.70           --            -18.88

  5.95           --              3.63

 21.16            --            7.65
  4.80           --              4.62

Source: Invesco PowerShares, Bloomberg L.P.

(1) ETN repurchase value performance figures reflect
repurchase value, which would require investors to have a
minimum number of shares (found in pricing supplement and
the following page). Repurchase value is the current
principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors
holding less than the minimum number of shares required to
effect a repurchase would have to sell their shares at
prevailing market prices, which may be at a discount to the
repurchase value. See "ETN Market Price" in this table.
Investors holding less than the minimum number of shares
required to effect a repurchase would have to sell their
shares at prevailing market prices, which may be at a
discount to the repurchase value. See "ETN Market Price" in
this table. Index history is for illustrative purposes only
and does not represent actual PowerShares DB Gold ETN
performance. The inception date of the Deutsche Bank Liquid
Commodity Index -- Optimum Yield Gold[] is May 24, 2006. ETN
repurchase value is based on a combination of the inverse
monthly returns for the Gold Short ETNs, or two times the
monthly returns or inverse monthly returns for the Gold
Double Long ETNs and Gold Double Short ETNs, respectively,
from the Deutsche Bank Liquid Commodity Index -- Optimum
Yield Gold Excess Return[] (the "Gold Index") plus the
monthly returns from the DB 3-Month T-Bill Index (the
"T-Bill Index"), resetting monthly as per the formula
applied to the PowerShares DB Gold ETNs, less the investor
fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a
rolling basis.

(2) ETN market price performance is calculated using the
change in the bid/ask midpoint at 4 p.m. ET expressed as a
percentage change from the beginning to the end of the
specified time period. The inception date for the
PowerShares DB Gold ETNs is Feb. 27, 2008. However, the
first available 4 p.m. bid/ask midpoints were not available
until Feb. 29, 2008 for the Gold Double Long and Gold Double
Short ETNs, and the first available 4 p.m. bid/ask midpoint
was not available until March 1, 2008 for the Gold Short
ETNs. Index performance does not reflect any transaction
costs or expenses. Indexes are unmanaged, and you cannot
invest directly in an index.

(3) The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on
the performance of a specified group of common stocks. The
Barclays U.S. Aggregate Bond Index(TM) is an unmanaged index considered representative of the US investment-grade,
fixed-rate bond market.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

800 983 0903 | 877 369 4617[] powersharesetns.com |
www.dbxus.com[] twitter: @PowerShares

Deutsche Bank AG, London Branch has filed a registration
statement (including a prospectus) with the SEC for the
offering to which this communication relates. Before you
invest, you should read the prospectus and other documents
filed by Deutsche Bank AG, London Branch for more complete
information about the issuer and this offering. You may get
these documents for free by visiting powersharesetns.com |
www.dbxus.com or EDGAR on the SEC website at www.sec.gov.
Alternatively, you may request a prospectus by calling 800
983 0903 | 877 369 4617, or you may request a copy from any
dealer participating in this offering.

Important Risk Considerations:

The PowerShares DB Gold ETNs may not be suitable for
investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be
used only by knowledgeable investors who understand the
potential adverse consequences of seeking longer term
inverse or leveraged investment results by means of
securities that reset their exposure monthly. Investing in
the ETNs is not equivalent to a direct investment in the
index or index components because the current principal
amount (the amount you invested) is reset each month,
resulting in the compounding of monthly returns. The
principal amount is also subject to the investor fee, which
can adversely affect returns. The amount you receive at
maturity (or upon an earlier repurchase) will be contingent
upon each monthly performance of the index during the term
of the securities. There is no guarantee that you will
receive at maturity, or upon an earlier repurchase, your
initial investment back or any return on that investment.
Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

DGP      PowerShares DB Gold Double Long ETN DGZ
         PowerShares DB Gold Short
ETN
DZZ      PowerShares DB Gold Double Short ETN

What are the PowerShares DB Gold ETNs?

The PowerShares DB Gold ETNs are senior unsecured
obligations issued by Deutsche Bank AG, London Branch that
are linked to a total return version of the Deutsche Bank
Liquid Commodity Index -- Optimum Yield Gold[]. The Index is
designed to reflect the performance of certain gold futures
contracts.

Investors can buy and sell the PowerShares DB Gold ETNs at
market price on the NYSE Arca exchange or receive a cash
payment at the scheduled maturity or early redemption based
on the performance of the index less investor fees.
Investors may redeem the PowerShares DB Gold ETNs in blocks
of no less than 200,000 securities and integral multiples of
50,000 securities thereafter, subject to the procedures
described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits and Risks of PowerShares DB Gold ETNs
Benefits      Risks
[] Leveraged and short notes
[] Non-principal protected
[] Relatively low cost
[] Leveraged losses
[] Intraday access
[] Subject to an investor fee
[] Listed
[] Limitations on repurchase
[] Transparent
[] Concentrated exposure
[] Credit risk of the issuer
[] Potential lack of liquidity

The PowerShares DB Gold ETNs are senior unsecured
obligations of Deutsche Bank AG, London Branch, and the
amount due on the PowerShares DB Gold ETNs is dependent on
Deutsche Bank AG, London Branch's ability to pay. The
PowerShares DB Gold ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of
investing in the PowerShares DB Gold ETNs include limited
portfolio diversification, full principal at risk, trade
price fluctuations, illiquidity and leveraged losses.
Investing in the PowerShares DB Gold ETNs is not equivalent
to a direct investment in the index or index components. The investor fee will reduce the amount of your return at
maturity or upon redemption of your PowerShares DB Gold ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Gold
ETNs is zero, your Investment will expire worthless. The
PowerShares DB Gold ETNs may be sold throughout the day on
NYSE Arca through any brokerage account. There are
restrictions on the minimum number of PowerShares DB Gold
ETNs that you may redeem directly with Deutsche Bank AG,
London Branch, as specified in the applicable pricing
supplement. Ordinary brokerage commissions apply, and there
are tax consequences in the event of sale, redemption or
maturity of the PowerShares DB Gold ETNs. Sales in the
secondary market may result in losses.

The PowerShares DB Gold ETNs provide concentrated exposure
to notional positions in gold futures contracts. The market
value of the PowerShares DB Gold ETNs may be influenced by
many unpredictable factors, including, among other things,
volatile gold prices, changes in supply and demand
relationships, changes in interest rates, and monetary and
other governmental actions. Because the ETNs provide
concentrated exposure to notional positions in futures
contracts of a single commodity sector, they are speculative and generally will exhibit higher volatility than commodity
products linked to more than one commodity sector. The
PowerShares DB Gold Double Long ETN and PowerShares DB Gold
Double Short ETN are both leveraged investments. As such,
they are likely to be more volatile than an unleveraged
investment. There is also a greater risk of loss of
principal associated with a leveraged investment than with
an unleveraged investment.

PowerShares([R]) is a registered trademark of Invesco
PowerShares Capital Management LLC. Invesco PowerShares
Capital Management LLC is an indirect, wholly owned
subsidiary of Invesco Ltd.

Certain marketing services may be provided for these
products by Invesco Distributors, Inc. or its affiliate,
Invesco PowerShares Capital Management LLC. Invesco
Distributors, Inc. will be compensated by Deutsche Bank or
its affiliates for providing these marketing services.
Neither Invesco Distributors, Inc. nor Invesco PowerShares
is affiliated with Deutsche Bank. An investor should
consider the PowerShares DB Gold ETNs' investment
objectives, risks, charges and expenses carefully before
investing. An investment in the PowerShares DB Gold ETNs
involves risks, including possible loss of principal. For a
description of the main risks, see "Risk Factors" in the
applicable pricing supplement and the accompanying
prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value This
material must be accompanied or preceded by a prospectus.
Before investing, please read the prospectus carefully. For
US Use Only

P-DBGOLD-ETN-PC-1-E[] 04/14